Filer: Lakeland Bancorp, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed

filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Lakeland

Bancorp, Inc.

Commission File No.: 000-17820

Thursday, July 10, 2003	Roger Bosma
President & CEO

Joseph F. Hurley EVP & CFO 973-697-2000

Lakeland Bancorp Reports An 8% Increase in Second Quarter Earnings Per Share

Oak Ridge, NJ—July 10, 2003—Lakeland Bancorp, Inc. (Nasdaq: LBAI) reported second quarter diluted earnings per share of $0.26 per share, an 8% increase compared to $0.24 per share for the second quarter 2002. Net Income was $3.7 million, up 7% from $3.5 million for the same period in 2002. Annualized Return on Average Assets was 1.18% and Annualized Return on Average Equity was 16.20% for the second quarter 2003.

Net Income for the first six months of 2003 was $7.3 million, up 8% from the $6.8 million for the same period last year. Diluted earnings per share were $0.51, up 11% from the $0.46 per share for the first six months of 2002. Return on Average Assets was 1.17% and Return on Average Equity was 16.02%.

Lakeland Bancorp also announced that it has declared a quarterly cash dividend of $0.10 per common share. The cash dividend will be paid on August 15, 2003 to holders of record as of the close of business on July 31, 2003.

Highlights for second quarter included raising $30.0 million in two privately placed offerings of trust preferred securities. The weighted average cost of these securities is 5.87%. Lakeland will use these funds to finance the cash portion of Lakeland’s acquisition of CSB Financial Corp. and for other corporate purposes.

Roger Bosma, Lakeland Bancorp’s President and CEO said, “We are pleased that Net Income continues to improve even in this low interest rate environment. We continue to meet customer expectations and are benefiting from strong core deposit growth. Completion of the trust preferred offerings allows us to finance the pending CSB acquisition at record low interest rate levels while strengthening our capital levels.”

-continued-

Earnings

Net Interest Income

Net interest income for the second quarter of 2003 was $12.5 million or 3% higher than the $12.1 million earned in the second quarter of 2002. Net interest margin decreased to 4.34% from 4.90% in the second quarter of 2002 while average earning assets rose 17%. The Company’s average cost of interest bearing liabilities decreased 66 basis points from 2.14% in the second quarter of 2002 to 1.48% in the second quarter of 2003. The Company’s yield on interest earning assets declined 106 basis points from 6.60% in the second quarter of 2002 to 5.54% in the second quarter of 2003 resulting from the declining interest rate environment.

Year-to-date, net interest income was $24.8 million, or 6% higher than the $23.3 million reported for the first six months of 2002. Net interest margin decreased to 4.41% for the first half of 2003 from 4.87% for the same period last year while average earning assets rose 17%. The Company’s yield on earning assets decreased from 6.62% in 2002 to 5.67% for the first six months of 2003. The Company’s cost of interest bearing liabilities decreased from 2.23% in 2002 to 1.59% for the first six months of 2003.

Noninterest income

Noninterest income, excluding gains on investment securities sold, totaled $2.7 million or 17% higher than the second quarter of 2002. Service charges on deposit accounts increased 17% to $1.7 million due to a higher retention of overdraft and return item charges. Commissions and fees increased 30% to $696,000, primarily due to increased loan volume. Gains (losses) on sales of investment securities were $487,000 in second quarter 2003 compared to losses of ($11,000) for the same period last year.

Non-interest income, excluding gains on securities, increased from $4.5 million for the first six months of 2002 to $5.0 million for 2003, a 13% increase. Increases of $333,000 in service charges on deposit accounts and $263,000 in commissions and fees, were partially offset by a decrease in gains on sales of leases of $62,000. Gains on sales of securities increased from $63,000 in the first half of 2002 to $752,000 for the same period in 2003.

Noninterest expense

Noninterest expense for the second quarter of 2003 was $9.4 million, an increase of 11% compared to the second quarter of 2002. This increase reflects higher salary and benefit expense due to branch expansion as well as normal salary and benefit increases. Other noninterest expenses increased by 36% in the second quarter of 2003 primarily due to legal expenses and consulting costs. Consulting costs increased primarily due to an operational efficiency review conducted to increase fee income and lower operating expenses in future quarters. Lakeland Bancorp’s efficiency ratio was 59.9% in the second quarter of 2003.

For the first six months of the year, noninterest expense was $18.4 million compared to $16.4 million in 2002, an increase of $2.0 million or 12%. Of this increase, $642,000 relates to increased salary and benefit costs. Occupancy expenses increased by $123,000 reflecting the opening of one new branch in fourth quarter 2002 and increased costs of snow removal and utilities in first quarter 2003. Other expenses increased 32% due to increased legal fees, consulting fees and marketing expenses.

-continued-

Financial Condition

At June 30, 2003, total assets were $1.332 billion, an increase of $124.5 million or 10% from year-end.

Loans

In the first half of 2003, commercial loans increased $18.8 million or 6% from year-end, and consumer and home equity loans increased $9.7 million, or 4%. Residential mortgage loans decreased $10.4 million or 6% due to loan refinancing activity.

Asset Quality

At June 30, 2003, non-performing assets totaled $20.1 million (1.51% of total assets) including $16.0 million related to commercial lease pools (1.20% of total assets) and $4.1 million of other non-performing assets (0.31% of total assets). The Allowance for Loan and Lease Losses totaled $18.7 million at June 30, 2003 and represented 2.54% of total loans. During the second quarter, Lakeland resolved certain claims of the Trustee in Bankruptcy for Commercial Money Center, Inc. and Commercial Servicing Corporation relating to a portion of the outstanding amount of the commercial lease pools purchased by Lakeland and guaranteed by certain surety bonds. The multi-district litigation is still pending resolution.

Deposits

At June 30, 2003, total deposits were $1.148 billion, an increase of $88.9 million or 8% from December 31, 2002. Core deposits, which are defined as noninterest bearing deposits and savings and interest bearing transaction accounts, increased by $93.8 million or 12% to $901.6 million. Core deposits, as defined, represent 79% of total deposits, up from 76% at year-end.

Capital

Stockholders’ equity was $95.7 million and book value per common share was $6.74. As of June 30, 2003, the Company’s leverage ratio was 9.27%. Tier I and total risk based capital ratios were 14.58% and 15.84%, respectively. These ratios reflect the issuance of $30 million of Trust Preferred securities in second quarter which will be used partially to finance the Company’s pending acquisition of CSB Financial Corp. These regulatory capital ratios exceed those necessary to be considered a well-capitalized institution under Federal guidelines.

The information disclosed in this document includes various forward-looking statements that are made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to credit quality (including delinquency trends and the allowance for loan and lease losses), corporate objectives, and other financial and business matters. The words “anticipates”, “projects”, “intends”, “estimates”, “expects”, “believes”, “plans”, “may”, “will,”, “should”, “could”, and other similar expressions are intended to identify such forward-looking statements. The Company cautions that these forward-looking statements are necessarily speculative and speak only as of the date made, and are subject to numerous assumptions, risks and uncertainties, all of which may change over time. Actual results could differ materially from such forward-looking statements.

In addition to the factors disclosed by the Company elsewhere in this document, the following factors, among others, could cause the Company’s actual results to differ materially and adversely from such forward-looking statements: pricing pressures on loan and deposit products; competition; changes in economic conditions nationally, regionally and in the Company’s markets; the extent and timing of actions of the Federal Reserve Board; changes in levels of market interest rates; clients’ acceptance of the Company’s products and services; credit risks of lending activities and competitive factors; whether or not the Company ultimately receives payment of all amounts due from the lease portfolio as described in Note 15-Commitments and Contingencies in Notes to the Consolidated Financial Statements contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2002; changes in the conditions of the capital markets in general

-continued-

and in the capital markets for financial institutions in particular and the impact of the war in Iraq on such markets; the ability of the Company to integrate Community State Bank promptly into the Company’s overall business and plans if the pending merger with Community State Bank (and its CSB Financial Corp. holding company) is consummated; and the extent and timing of legislative and regulatory actions and reforms.

The above-listed risk factors are not necessarily exhaustive, particularly as to possible future events, and new risk factors may emerge from time to time. Certain events may occur that could cause the Company’s actual results to be materially different than those described in the Company’s periodic filings with the Securities and Exchange Commission. Any statements made by the Company that are not historical facts should be considered to be forward-looking statements. The Company is not obligated to update and does not undertake to update any of its forward-looking statements made herein.

The Company filed a Registration Statement on SEC Form S-4 in connection with the pending merger and the parties mailed a Proxy Statement/Prospectus to CSB Financial Corp.’s shareholders containing information about the merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY. THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/ PROSPECTUS CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, CSB FINANCIAL CORP., COMMUNITY STATE BANK, THE MERGER AND RELATED MATTERS. Investors and security holders can obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov. In addition to the Registration Statement and the Proxy Statement/Prospectus, the Company files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements and other information filed by the Company at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on public reference rooms. The Company’s filings with the Commission also are available to the public from commercial document-retrieval services and at the web site maintained by the Commission at http//www.sec.gov. CSB Financial Corp., its directors, executive officers and certain members of management and employees are soliciting proxies from CSB Financial Corp’s stockholders in favor of the adoption of the merger agreement. A description of any interests that CSB Financial Corp.’s directors and executive officers have in the merger is available in the Proxy Statement/Prospectus.

Lakeland Bancorp, Inc.

Financial Highlights

(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2003	2002	2003	2002
	(Dollars in thousands except per share amounts)
INCOME STATEMENT
Net Interest Income	$12,455	$12,088	$24,765	$23,283
Provision for Possible Loan Losses	(750)	(750)	(1,500)	(1,500)
Noninterest Income	2,710	2,308	5,024	4,459
Gain (loss) on sales of securities	487	(11)	752	63
Noninterest Expense	(9,387)	(8,457)	(18,355)	(16,431)

Pretax Income	5,515	5,178	10,686	9,874
Tax Expense	(1,769)	(1,667)	(3,397)	(3,122)

Net Income	$3,746	$3,511	$7,289	$6,752

Basic Earnings Per Share	$0.26	$0.24	$0.51	$0.47
Diluted Earnings Per Share	$0.26	$0.24	$0.51	$0.46
Dividends per share	$0.10	$0.09	$0.19	$0.17
Weighted Average Shares—Basic	14,208,727	14,354,861	14,209,522	14,362,991
Weighted Average Shares—Diluted	14,410,828	14,635,704	14,419,347	14,623,831

SELECTED OPERATING RATIOS
Return on Average Assets	1.18%	1.28%	1.17%	1.26%
Return on Average Equity	16.20%	15.94%	16.02%	15.54%
Yield on Interest Earning Assets	5.54%	6.60%	5.67%	6.62%
Cost of funds	1.48%	2.14%	1.59%	2.23%
Net interest spread	4.06%	4.46%	4.08%	4.39%
Net interest margin	4.34%	4.90%	4.41%	4.87%
Efficiency ratio	59.90%	57.20%	59.80%	57.50%
Stockholders' equity to total assets			7.19%	8.16%
Book value per share			$6.74	$6.41
Closing stock price			$15.98	$21.07

ASSET QUALITY RATIOS
Ratio of net charge-offs to average loans			0.20%	0.01%
Ratio of allowance to total loans			2.54%	1.43%
Non-performing loans to total loans			2.69%	1.93%
Non-performing assets to total assets			1.51%	1.18%
Allowance to non-performing loans			94%	74%

SELECTED BALANCE SHEET DATA AT PERIOD-END			06/30/2003	12/31/2002
Loans			$736,794	$718,676
Allowance for Loan Losses			18,704	17,940
Investment Securities			471,126	407,843
Total Assets			1,331,593	1,207,105
Deposits			1,147,965	1,059,092
Borrowings			19,539	19,974
Long Term Debt			31,000	31,000
Guaranteed preferred beneficial interests in Company's
subordinated debentures			30,000	—
Stockholders' Equity			95,689	90,767

SELECTED AVERAGE BALANCE SHEET DATA
	For the three months ended		For the six months ended
	06/30/2003	06/30/2002	06/30/2003	06/30/2002
Loans, net	$734,454	$657,297	$727,371	$635,224
Interest-Earning Assets	1,187,137	1,014,097	1,166,098	992,684
Deposits	1,123,401	957,065	1,103,803	939,769
Total Assets	1,273,560	1,101,098	1,252,419	1,080,621
Common Equity	92,769	88,328	91,734	87,610

Lakeland Bancorp, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

ASSETS	June 30, 2003	December 31, 2002

(dollars in thousands)	(unaudited )
Cash and due from banks	$48,541	$32,775
Federal funds sold and interest-bearing deposits due from banks	24,166	2,690

Total cash and cash equivalents	72,707	35,465

Investment securities available for sale	420,871	361,760
Investment securities held to maturity; fair value of $52,393 in 2003 and $48,436 in 2002	50,255	46,083
Loans:
Commercial	333,207	314,378
Residential mortgages	159,622	170,039
Consumer and home equity	243,965	234,259

Total loans	736,794	718,676
Plus: deferred costs	146	982
Less: Allowance for loan and lease losses	18,704	17,940

Net loans	718,236	701,718
Premises and equipment—net	25,014	25,167
Accrued interest receivable	5,272	5,495
Other assets	39,238	31,417

TOTAL ASSETS	$1,331,593	$1,207,105

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:
Deposits:
Noninterest bearing	$236,334	$214,110
Savings and interest-bearing transaction accounts	665,253	593,637
Time deposits under $100	182,805	179,423
Time deposits $100 and over	63,573	71,922

Total deposits	1,147,965	1,059,092
Federal funds purchased and securities sold under agreements to repurchase	19,539	19,974
Long-term debt	31,000	31,000
Other liabilities	7,400	6,272
Guaranteed preferred beneficial interests in Company’s subordinated debentures	30,000	—

TOTAL LIABILITIES	1,235,904	1,116,338

STOCKHOLDERS' EQUITY
Common stock, no par value; authorized shares, 40,000,000; issued shares, 14,671,097 at June 30, 2003 and December 31, 2002	101,505	101,664
Accumulated Deficit	(4,848)	(9,436)
Treasury stock, at cost, 468,571 shares at June 30, 2003 and 444,018 at December 31, 2002	(6,528)	(5,881)
Accumulated other comprehensive income	5,560	4,420

TOTAL STOCKHOLDERS' EQUITY	95,689	90,767

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,331,593	$1,207,105

Lakeland Bancorp, Inc. and Subsidiaries

CONSOLIDATED INCOME STATEMENTS

(Unaudited)

	Three months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002

INTEREST INCOME	(In thousands, except per share data)
Loans and fees	$11,725	$11,629	$23,578	$22,586
Federal funds sold and interest bearing deposits with banks	58	57	126	144
Taxable investment securities	3,507	4,124	7,139	8,104
Tax exempt investment securities	712	566	1,370	1,126

TOTAL INTEREST INCOME	16,002	16,376	32,213	31,960

INTEREST EXPENSE
Deposits	3,030	3,810	6,466	7,761
Securities sold under agreements to repurchase	47	70	110	145
Long-term debt	470	408	872	771

TOTAL INTEREST EXPENSE	3,547	4,288	7,448	8,677

NET INTEREST INCOME	12,455	12,088	24,765	23,283
Provision for possible loan losses	750	750	1,500	1,500

NET INTEREST INCOME AFTER PROVISION FOR POSSIBLE LOAN LOSSES	11,705	11,338	23,265	21,783

NONINTEREST INCOME
Service charges on deposit accounts	1,727	1,471	3,217	2,884
Commissions and fees	696	537	1,256	993
Gain (loss) on the sales of securities	487	(11)	752	63
Gain on sale of leases	11	45	36	98
Other income	276	255	515	484

TOTAL NONINTEREST INCOME	3,197	2,297	5,776	4,522

NONINTEREST EXPENSE
Salaries and employee benefits	5,051	4,714	10,010	9,368
Net occupancy expense	851	864	1,776	1,653
Furniture and equipment	760	790	1,575	1,485
Stationary, supplies and postage	336	336	666	645
Other expenses	2,389	1,753	4,328	3,280

TOTAL NONINTEREST EXPENSE	9,387	8,457	18,355	16,431

INCOME BEFORE PROVISION FOR INCOME TAXES	5,515	5,178	10,686	9,874
Provision for income taxes	1,769	1,667	3,397	3,122

NET INCOME	$3,746	$3,511	$7,289	$6,752

EARNINGS PER COMMON SHARE
Basic	$0.26	$0.24	$0.51	$0.47

Diluted	$0.26	$0.24	$0.51	$0.46

DIVIDENDS PER SHARE	$0.10	$0.09	$0.19	$0.17